1934 Act Registration No. 1-31731

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Dated April 11, 2011

Chunghwa Telecom Co., Ltd.

(Translation of Registrant’s Name into English)

21-3 Hsinyi Road Sec. 1,

Taipei, Taiwan, 100 R.O.C.

(Address of Principal Executive Office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of form 20-F or Form 40-F.)

Form 20-F  ☒            Form 40-F  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐            No  ☒

(If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant Chunghwa Telecom Co., Ltd. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 2011/04/11

Chunghwa Telecom Co., Ltd.

By:	/s/ Shu Yeh
Name:	Shu Yeh
Title:	Senior Vice President CFO

Exhibit

Exhibit	Description

1. Announcement on 2011/03/14: Chunghwa Telecom to attend investor conference

2. Announcement on 2011/03/14: To announce that the earthquake occurred in Japan has no material impact on the Company’s finance and businesses operation

3. Announcement on 2011/03/17: Explanation to the loss of a lawsuit regarding the transition fee related to the change of the fixed to mobile call pricing right

4. Announcement on 2011/03/21: Chunghwa Telecom to attend investor conference

5. Announcement on 2011/03/21: To announce the acquisition of TaipeiFubon Bank 5th Financial Debentures

6. Announcement on 2011/03/28: Explanation of the report regarding the Company’s establishment of subsidiary in mainland China

7. Announcement on 2011/03/29: To announce the major resolutions Board resolved

8. Announcement on 2011/03/29: Chunghwa Telecom plans to establish a joint venture company with Zhengjiang, China

9. Announcement on 2011/03/29: The Board resolves the distribution of cash dividend

10. Announcement on 2011/03/31: Announcement of the termination of lease contract of Da-an Building with Light era Development Co., Ltd.

11. Announcement on 2011/04/06: Clarify the report about CHT planning to invest in TMI-LABS

12. Announcement on 2011/04/11: The Company announces its unaudited revenue for March 2011

13. Announcement on 2011/04/11: March 2011 sales

EXHIBIT 1

Chunghwa Telecom to attend investor conference

Date of events: 2011/03/14

Contents:

1. Date of the investor/press conference or the date that the Company disclose its financial or business information to the public: 2011/03/15

2. Location of the investor/press conference or the location that the Company disclose its financial or business information to the public: Taiwan Technology & Beyond Conference held by Merrill Lynch and Taiwan Stock Exchange in Taipei.

3. Financial and business related information: Please refer to http://newmops.tse.com.tw/

4. If a press release is distributed, the content of the press release: None

5. Any other matters that need to be specified: None

EXHIBIT 2

To announce that the earthquake occurred in Japan has no material impact on the Company’s finance and businesses operation

Date of events: 2011/03/14

Contents:

1. Date of occurrence of the event: 2011/03/11

2. Company name: Chunghwa Telecom

3. Relationship to the Company (please enter “head office” or “affiliate company”): Head office

4. Reciprocal shareholding ratios: NA

5. Cause of occurrence: To announce that the earthquake occurred in Japan has no material impact on the Company’s finance and business operation.

6. Countermeasures: NA

7. Any other matters that need to be specified: None

EXHIBIT 3

Explanation to the loss of a lawsuit regarding the transition fee related to the change of the fixed to mobile call pricing right

Date of events: 2011/03/17

Contents:

1. Name of the reporting media: Commercial Times

2. Date of the report: 2011/03/17

3. Content of the report: Chunghwa Telecom lost the lawsuit against National Communications Commission in relation to the transition fee that it was mandated to pay to mobile operators for fixed to mobile calls.

4. Summary of the information provided by investors: None

5. Company’s explanation of the reportage or provided information: Taipei High Administrative Court made a judgment in favor of National Communications Commission and overruled the Company’s complaint regarding the additional transition fee charge related to the change of the fixed to mobile call pricing right. National Communications Commission had passed the regulation about the transition fee on August 4, 2010; however, the loss of this lawsuit would not affect our current financial and business operation.

6. Countermeasures: The company is considering to appeal against this judgment.

7. Any other matters that need to be specified: None

EXHIBIT 4

Chunghwa Telecom to attend investor conference

Date of events: 2011/03/21

Contents:

1. Date of the investor/press conference or the date that the Company disclose its financial or business information to the public: 2011/03/22~2011/03/23

2. Location of the investor/press conference or the location that the Company disclose its financial or business information to the public: Asian Investment Conference held by Credit Suisse in Hong Kong.

3. Financial and business related information: Please refer to http://newmops.tse.com.tw/

4. If a press release is distributed, the content of the press release: None

5. Any other matters that need to be specified: None

EXHIBIT 5

To announce the acquisition of TaipeiFubon Bank 5th Financial Debentures

Date of events: 2011/03/21

Contents:

1. Name and nature of the subject matter (if preferred shares, the terms and conditions of issuance shall also be indicated, e.g. dividend yield): TaipeiFubon Bank 5th Financial Debentures-A Issue in 2010 (Code: G107AY)

2. Date of occurrence of the event: 2011/01/17~2011/03/21

3. Volume, unit price, and total monetary amount of the transaction: total amount: NT$306,002,600.

4. Counterpart to the trade and its relationship to the Company (if the trading counterpart is a natural person and furthermore is not an actual related party of the Company, the name of the trading counterpart is not required to be disclosed): Capital Securities and Jihsun Securities; Relationship: none

5. Where the counterpart to the trade is an actual related party, a public announcement shall also be made of the reason for choosing the related party as trading counterpart and the identity of the previous owner (including its relationship with the company and the trading counterpart), price of transfer, and date of acquisition: N/A

6. Where a person who owned the property within the past five years has been an actual related person of the company, a public announcement shall also include the dates and prices of acquisition and disposal by the related person and the person’s relationship to the company at those times: N/A

7. Matters related to the creditor’s rights currently being disposed of (including types of collateral of the disposed creditor’s rights; if the creditor’s rights are creditor’s rights toward a related person, the name of the related person and the book amount of the creditor’s rights toward such related person currently being disposed of must also be announced): N/A

8. Anticipated profit or loss from the disposal (not applicable in cases of acquisition of securities) (where originally deferred, the status or recognition shall be stated and explained): N/A

9. Terms of delivery or payment (including payment period and monetary amount), restrictive covenants in the contract, and other important stipulations: Cash payment; None; None

10. The manner in which the current transaction was decided, the reference basis for the decision on price, and the decision-making department: negotiated price; market value; Depending on the internal authorized level.

11. Current cumulative volume, amount, and shareholding percentage of holdings of the security being traded (including the current trade) and status of any restriction of rights (e.g.pledges): Denomination NT$600,000,000; N/A; none

12. Current ratio of long or short term securities investment (including the current trade) to the total assets and shareholder’s equity as shown in the most recent financial statement and the operating capital as shown in the most recent financial statement: 5.76% of total assets; 6.52% of total shareholder’s equity; NT$50,738,899,000.

13. Broker and broker’s fee: None

14. Concrete purpose or use of the acquisition or disposition: Hold to maturity

15. Net worth per share of company underlying securities acquired or disposed of: NT$17.62

16. Do the directors have any objection to the present transaction?: No

17. Has the CPA issued an opinion on the unreasonableness of the price of the current transaction?: No

18. Any other matters that need to be specified: None

EXHIBIT 6

Explanation of the report regarding the Company’s establishment of subsidiary in mainland China

Date of events: 2011/03/28

Contents:

1. Name of the reporting media: Commercial Times

2. Date of the report: 2011/03/26

3. Content of the report: Chunghwa Telecom establishes a subsidiary in mainland China.

4. Summary of the information provided by investors: None

5. Company’s explanation of the reportage or provided information: The Company’s Board meeting resolved to set up a wholly owned subsidiary in mainland China through a new established overseas holding company on July 27, 2010. The Company has filed the material information immediately after the Board meeting.

6. Countermeasures: None

7. Any other matters that need to be specified: The subsidiary in mainland China, named Chunghwa Telecom (China), provides ICT-related (Information and Communication Technology) services, with a capital of USD 6 million.

EXHIBIT 7

To announce the major resolutions Board resolved

Date of events: 2011/03/29

Contents:

1. Date of occurrence of the event: 2011/03/29

2. Company name: Chunghwa Telecom

3. Relationship to the Company (please enter “head office” or “affiliate company”): head office

4. Reciprocal shareholding ratios: N/A

5. Cause of occurrence: Following resolutions were approved by the Board:

(1) To distribute cash dividend NT$5.5243 per share

(2) To deactivate Shanghai office

(3) To set up office in Europe

6. Countermeasures: None

7. Any other matters that need to be specified: None

EXHIBIT 8

Chunghwa Telecom plans to establish a joint venture company with Zhengjiang, China

Date of events: 2011/03/29

Contents:

1. Date of occurrence of the event: 2011/03/29

2. Method of the present increase (decrease) in investment: To invest through new established overseas holding company (To be confirmed)

3. Transaction volume, price per unit, and total monetary amount of the transaction: US$4.8 million

4. Company name of the invested mainland Chinese company: To be decided

5. Paid-in capital of said invested mainland Chinese company: N/A

6. Amount of new capital increment currently planned by said invested mainland Chinese company: With a maximum amount of US$6.4 million (estimated)

7. Main business items of said invested mainland Chinese company: Energy saving services

8. Type of CPA opinion issued for the financial statement of said invested mainland Chinese company for the most recent fiscal year: N/A

9. Net worth of said invested mainland Chinese company on the financial statement for the most recent fiscal year: N/A

10. Amount of profit/loss of said invested mainland Chinese company on the financial statement for the most recent fiscal year: N/A

11. Amount of actual investment to date in said invested mainland Chinese company: N/A

12. Counterparty to the transaction and its relationship to the Company: N/A

13. Where the counterparty to the transaction is an actual related party, public announcement shall also be made of the reason for choosing the related party as the counterparty and the identity of the previous owner (including its relationship with the company and the trading counterpart), the date of transfer, and the price: N/A

14. Where a person who owned the subject matter of the transaction within the past five years has been an actual related party of the company, public announcement shall also be made of the dates and prices of acquisition and disposal by the related party and such party’s relationship to the company at those times: N/A

15. Gain (or loss) on disposal: N/A

16. Terms of delivery or payment (including payment period and monetary amount), restrictive covenants in the contract, and other important stipulations: N/A

17. The manner of deciding on this transaction, the reference basis for the decision on price and the decision-making department: Board meeting

18. Broker: N/A

19. Concrete purpose of the acquisition or disposal: Long term investment

20. Do the directors have any objection to the present transaction?: None

21. Total amount of mainland China area investment (including the present investment) approved by the Investment Commission to date: US$7 million

22. Ratio of the total amount of investment (including the present investment) in the mainland China area approved by the Investment Commission to date to the paid-in capital on the financial statement for the most recent period: 0.034%

23. Ratio of the total amount of investment (including the present investment) in the mainland China area approved by the Investment Commission to date to the total assets on the financial statement for the most recent period: 0.008%

24. Ratio of the total amount of investment (including the present investment) in the mainland China area approved by the Investment Commission to date to the shareholders’ equity on the financial statement for the most recent period: 0.009%

25. Total amount of actual investment in the mainland China area to date: US$770,000

26. Ratio of the total amount of actual investment in the mainland China area to date to the paid-in capital on the financial statement for the most recent period: 0.025%

27. Ratio of the total amount of actual investment in the mainland China area to date to the total assets on the financial statement for the most recent period: 0.006%

28. Ratio of the total amount of actual investment in the mainland China area to date to the shareholders’ equity on the financial statement for the most recent period: 0.007%

29. Amount of recognized profits and losses on investment in the mainland China area for the most recent three fiscal years: None

30. Amount of profit remitted back to Taiwan for the most recent three fiscal years: None

31. Has the CPA issued an opinion on the unreasonableness of the price of the current transaction?: None

32. Any other matters that need to be specified: None

EXHIBIT 9

The Board resolves the distribution of cash dividend

Date of events: 2011/03/29

Contents:

1. Date of the board of directors resolution: 2011/03/29

2. Type and monetary amount of dividend distribution: The Board of Directors resolved to distribute cash dividend NT$5.5243 per share.

3. Any other matters that need to be specified: None

EXHIBIT 10

Announcement of the termination of lease contract of Da-an Building with Light era Development Co., Ltd.

Date of events: 2011/03/31

Contents:

1. Date of termination of the contract or commitment: 2011/04/01

2. Content of the contract or commitment: Both parties agree to terminate the contract on 2011/04/01.

3. Counterparty of the contract or commitment: Light Era Development Co., Ltd.

4. Relationship to the Company: 100% owned subsidiary.

5. Reason for termination: Light Era Development Co., Ltd adjusts its business strategies.

6. Effect on the Company’s finances or business: None

7. Any other matters that need to be specified: None

EXHIBIT 11

Clarify the report about CHT planning to invest in TMI-LABS

Date of events: 2011/04/06

Contents:

1. Name of the reporting media: The Liberty Times

2. Date of the report: 2011/04/06

3. Content of the report: Chunghwa Telecom plans to invest in TMI-LABS.

4. Summary of the information provided by investors: None

5. Company’s explanation of the reportage or provided information:

The Company follows internal process to evaluate every investment project and will make official announcement after completing all the procedures. CHT has no comment on rumors or news reports.

6. Countermeasures: None

7. Any other matters that need to be specified: None

EXHIBIT 12

The Company announces its unaudited revenue for March 2011

Date of events: 2011/04/11

Contents:

1. Date of occurrence of the event: 2011/04/11

2. Company name: Chunghwa Telecom Co., Ltd.

3. Relationship to the Company (please enter “head office” or “affiliate company”): Head office

4. Reciprocal shareholding ratios: N/A

5. Cause of occurrence: Chunghwa Telecom today announced its revenue for March 2011. Total revenue increased by 4.9% year-over-year to NT$15.34 billion. Operating income increased by 2.8% year-over-year to NT$4.22 billion, net income increased by 12.5% year-over-year to NT$3.86 billion and EPS increased by 40.0% to NT$0.49. The revenue increase was primarily attributable to the rise in local fixed line revenue resulting from the shift of the pricing right of a fixed-to-mobile call from mobile operators to fixed network operators as well as the growth in the mobile value added services which offset the impact on mobile revenue caused by the shift of pricing right. Operating income increased year-over-year, primarily due to the increase in total revenue. Net income increase was primarily due to the increase in the proceeds from disposal of fixed asset and reflecting the income tax rate reduction from 25% to 17%. EPS increased year-over-year, mainly attributable to the increase in net income and the capital reduction in January 2011 which decreased the number of weighted average outstanding shares. The shift of the pricing right starting from year 2011 increased domestic fixed revenues by 14.9% and decreased mobile businesses revenues by 4.1% year over year respectively in March. To be comparable with alternative mobile operators, if including the interconnection and transition fee received from fixed-line segment, the mobile revenue for March 2011 will increase 4.7% year-over- year in March.

6. Countermeasures: None

7. Any other matters that need to be specified: None

EXHIBIT 13

Chunghwa Telecom

April 11, 2011

This is to report the changes or status of 1) Sales volume 2) Funds lent to other parties 3) Endorsements and guarantees 4) Financial derivative transactions for the period of Mar 2011

1)	Sales volume (NT$ Thousand)

Period	Items	2011	2010	Changes	%
Mar	Invoice amount	16,156,920	16,272,775	(-) 115,855	(-) 0.71%
Jan-Mar	Invoice amount	45,191,286	50,543,782	(-) 5,352,496	(-) 10.59%
Mar	Net sales	15,342,942	14,620,564	(+) 722,378	(+) 4.94%
Jan-Mar	Net sales	47,584,160	45,517,837	(+) 2,066,323	(+) 4.54%

b	Trading purpose: None